Exhibit 99.2

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	RMB	RMB	USD
NON-CURRENT ASSETS
Property, plant and equipment	315	292	40
Intangible assets	165,279	156,373	21,518
Right-of-use assets	3,939	3,302	454
Goodwill	764	764	105
Prepayments, other receivables and other assets	24,460	7,237	996
Deferred tax assets	-	-	-
Equity investment at fair value through profit or loss	-	-	-
Total non-current assets	194,757	167,968	23,113
CURRENT ASSETS
Inventories	-	982	135
Trade receivables	22,844	57,851	7,961
Prepayments, other receivables and other assets	21,112	34,467	4,743
Net investments in subleases
Due from related parties	303	303	42
Due from shareholders	1,913	1,913	263
Cash and cash equivalents	7,574	1,831	252
Total current assets	53,746	97,347	13,396
Total assets	248,503	265,315	36,509
EQUITY
Issued capital	221	258	36
Reserves	21,523	51,705	7,115
Equity attributable to equity holders of the parent	21,744	51,964	7,152
Non-controlling interests	1,813	1,700	234
Total equity	23,557	53,663	7,385
NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	3,000	3,000	413
Contract liabilities	12,376	1,441	198
Deferred tax liabilities
Lease liabilities	2,487	2,490	343
Total non-current liabilities	17,863	6,931	954
CURRENT LIABILITIES
Trade payables	34,818	47,177	6,492
Other payables and accruals	87,859	93,893	12,920
Contract liabilities	6,314	15,286	2,103
Due to a shareholder and	13,097	13,097	1,802
Interest-bearing loans and borrowings	62,226	32,703	4,500
Leased liabilities	1,706	1,163	160
Income tax payable	1,063	1,402	193
Total current liabilities	207,803	204,721	28,170
Total liabilities	224,946	211,652	29,124
Total equity and liabilities	248,503	265,315	36,509

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands, except for per share data)

	For the six months ended June 30
	2023	2024	2024
	RMB	RMB	USD
Revenue	62,131	62,629	8,619
Subscription and licensing	41,280	58,598	8,065
Licensing	33,473	50,086	6,894
Subscription	7,807	8,512	1,171
Smart music learning solutions	17,504	4,031	554
Smart music learning solutions sales	17,241	4,031	554
Smart music learning solutions subscription	263	0	0
Live music events	3,347	0	0
One-time disposal of obsolete inventory	-	-	-
Cost of Goods Sold	(20,103)	(22,019)	(3,030)
Gross profit	42,028	40,610	5,589
Other income, net	2,923	146	20
Selling and distribution expenses	(13,909)	(17,496)	(2,408)
Administrative expenses	(17,510)	(14,045)	(1,933)
Impairment losses on financial assets, net	(1,806)
Other operating expenses	(100)	(212)	(29)
Operating (loss)/profit	11,626	9,003	1,239
Share of losses of a joint venture	-	-	-
Finance costs	(2,666)	(3,256)	(448)
Finance income	6	1
(Loss)/profit before tax	8,966	5,748	791
Income tax expense	-
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	8,966	5,748	791
Attributable to:
Equity holders of the parent	7,551	6,395	880
Non-controlling interests	(1,415)	(647)	(89)
(Loss)Earnings per share for class A and class B ordinary shares attributable to ordinary equity holders of the parent
Basic	0.25	0.18	0.02
Diluted	0.25	0.18	0.02

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands)

	For the six months ended June 30
	2023	2024	2024
	RMB	RMB	USD
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	8,966	5,748	791
Adjustments:
Amortization and Depreciation	9,568	8,919	1,227
Share-based compensation	2,196	1,017	140
Impairment losses on financial assets, net	1,806	-	-
Income tax effects	(1,410)	-	-
Non-IFRS Profit/(loss)	21,126	15,684	2,158

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands, except for per share data)

	For the three months ended June 30
	2023	2024	2024
	RMB	RMB	USD
Revenue	52,204	54,113	7,446
Subscription and licensing	36,199	50,084	6,892
Licensing	32,141	45,732	6,293
Subscription	4,058	4,352	599
Smart music learning solutions	16,005	4,029	554
Smart music learning solutions sales	15,904	4,029	554
Smart music learning solutions subscription	101	0	0
Live music events	-	-	-
One-time disposal of obsolete inventory	-	-	-
Cost of goods sold	(10,371)	(11,833)	(12)
Gross profit	41,833	42,280	5,818
Other income, net	1,196	1,224	(168)
Selling and distribution expenses	(7,601)	(6,395)	(880)
Administrative expenses	(10,310)	(6,296)	(866)
Impairment losses on financial assets, net	(1,391)	2,703	372
Other operating expenses	(32)	(1,889)	(260)
Operating (loss)/profit	23,695	29,179	4,015
Share of losses of a joint venture	-	-	-
Finance costs	(1,345)	(791)	(109)
Finance income	4	5	1
(Loss)/profit before tax	22,354	28,383	3,906
Income tax expense	-	-	-
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	22,354	28,383	3,906
Attributable to:
Equity holders of the parent	20,307	29,711	4,088
Non-controlling interests	2,046	1,328	183
(Loss)Earnings per share for class A and class B ordinary shares attributable to ordinary equity holders of the parent
Basic	0.69	1.56	0.22
Diluted	0.69	1.56	0.22

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands)

	For the three months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	22,354	28,383	3,906
Adjustments:
Amortization and Depreciation	4,850	4,502	619
Share-based compensation	1,104	508	70
Impairment losses on financial assets, net	1,391	2,703	372
Income tax effects	(715)	-	-
Non-IFRS Profit/(loss)	28,983	36,096	4,967